Contango Oil & Gas Company

(Commission File No. 001-16317)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Mid-Con Energy Partners, LP

(Commission File No. 001-35374)

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Contango and Mid-Con filed a consent statement/proxy statement/prospectus (the “Consent Statement/Proxy Statement/Prospectus”) with the Securities and Exchange Commission (the “SEC”) in connection with the Partnership Unitholder Approval and the Contango Shareholder Approval (each as defined in the Merger Agreement between the parties) in connection with the proposed merger of Mid-Con into a subsidiary of Contango (the “Proposed Merger”). Contango filed a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Consent Statement/Proxy Statement/Prospectus was included as a prospectus. Contango and Mid-Con may also file other relevant documents with the SEC regarding the Proposed Merger. The definitive Consent Statement/Proxy Statement/Prospectus was mailed to Contango’s shareholders and Mid-Con’s unitholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND SHAREHOLDERS OF CONTANGO AND INVESTORS AND UNITHOLDERS OF MID-CON ARE URGED TO READ THE DEFINITIVE CONSENT STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Consent Statement/Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Contango or Mid-Con with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov or free of charge from Contango at www.contango.com or by directing a request to Contango’s Investor Relations Department at investorrelations@contango.com or free of charge from Mid-Con at www.mceplp.com or by directing a request to Mid-Con’s Investor Relations Department at MSA.OwnerRelations@Contango.com.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

January 2021 PresentationJanuary 2021 Presentation

Cautionary Statements Certain statements included in this presentation are forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward- looking statements are those statements that are not historical in nature and may be identified by words such as, but not limited to, expect, “assume”, “project”, “plan”, outlook, intend, will, “preview,” “estimate,” and could.“ Contango Oil & Gas Company (“Contango”, “MCF” or the “Company”) cautions that strategic plans, assumptions, expectations, objectives for future operations, drilling results, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. Some of the key factors which could cause actual results to vary from those Contango expects include risks related to the COVID-19 pandemic; the risk that the pending acquisition of oil and gas properties may not close as or when expected or produce anticipated benefits; the risk that the merger with Mid-Con Energy Partners, LP (“Mid-Con” or “MCEP”) will not be completed as expected and that, upon completion of the merger (the “Proposed Transaction”) of Mid-Con with and into Contango (the “Combined Company”); the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industry in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Contango or Mid-Con may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; and risks associated with changes in natural gas and oil prices, the timing of planned capital expenditures, availability of acquisitions, uncertainties in estimating proved reserves and resource potential and forecasting drilling and production results, operational factors affecting the commencement or maintenance of producing wells, access to liquidity and compliance with credit agreements, the condition of the capital markets generally, as well as the Company’s ability to access them, and uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting Contango's business; and the risk that Contango cannot secure financing for, close as expected, or realize the benefits from, the acquisition of the Project Silvertip assets. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. Please refer to our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and subsequent filings for a further discussion of these risks. This presentation includes certain estimates of proved reserves that have not been prepared in accordance with SEC pricing guidelines. Other estimates of hydrocarbon quantities included herein may not comport with specific definitions of reserves under SEC rules and cannot be disclosed in SEC filings. These estimates have been prepared by the Company and are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being actually realized by the Company. Please read “Reserves Disclaimers for certain information regarding the reserves and related information presented herein. Pro Forma for the Combined Company does not necessarily represent the actual reserves, or production or other results of the Combined Company. Although such estimates and any projections shown are based on management's good faith belief and current information available to it, actual results may differ materially from pro forma information, estimates or expectations. This presentation shall not constitute an offer to sell, or a solicitation of an offer to buy, any securities. 2Cautionary Statements Certain statements included in this presentation are forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward- looking statements are those statements that are not historical in nature and may be identified by words such as, but not limited to, expect, “assume”, “project”, “plan”, outlook, intend, will, “preview,” “estimate,” and could.“ Contango Oil & Gas Company (“Contango”, “MCF” or the “Company”) cautions that strategic plans, assumptions, expectations, objectives for future operations, drilling results, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. Some of the key factors which could cause actual results to vary from those Contango expects include risks related to the COVID-19 pandemic; the risk that the pending acquisition of oil and gas properties may not close as or when expected or produce anticipated benefits; the risk that the merger with Mid-Con Energy Partners, LP (“Mid-Con” or “MCEP”) will not be completed as expected and that, upon completion of the merger (the “Proposed Transaction”) of Mid-Con with and into Contango (the “Combined Company”); the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industry in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Contango or Mid-Con may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; and risks associated with changes in natural gas and oil prices, the timing of planned capital expenditures, availability of acquisitions, uncertainties in estimating proved reserves and resource potential and forecasting drilling and production results, operational factors affecting the commencement or maintenance of producing wells, access to liquidity and compliance with credit agreements, the condition of the capital markets generally, as well as the Company’s ability to access them, and uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting Contango's business; and the risk that Contango cannot secure financing for, close as expected, or realize the benefits from, the acquisition of the Project Silvertip assets. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. Please refer to our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and subsequent filings for a further discussion of these risks. This presentation includes certain estimates of proved reserves that have not been prepared in accordance with SEC pricing guidelines. Other estimates of hydrocarbon quantities included herein may not comport with specific definitions of reserves under SEC rules and cannot be disclosed in SEC filings. These estimates have been prepared by the Company and are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being actually realized by the Company. Please read “Reserves Disclaimers for certain information regarding the reserves and related information presented herein. Pro Forma for the Combined Company does not necessarily represent the actual reserves, or production or other results of the Combined Company. Although such estimates and any projections shown are based on management's good faith belief and current information available to it, actual results may differ materially from pro forma information, estimates or expectations. This presentation shall not constitute an offer to sell, or a solicitation of an offer to buy, any securities. 2

Additional Information ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the proposed merger (the “Proposed Merger”). The Proposed Merger will be submitted to Contango shareholders and Mid-Con unitholders for their consideration. Contango and Mid-Con intend to file a preliminary consent statement/proxy statement/prospectus (the “Consent Statement/Proxy Statement/Prospectus”) with the Securities and Exchange Commission (the “SEC”) in connection with the Partnership Unitholder Approval and the Contango Shareholder Approval (each as defined in the Merger Agreement) in connection with the Proposed Merger. Contango intends to file a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Consent Statement/Proxy Statement/Prospectus will be included as a prospectus. Contango and Mid-Con also intend to file other relevant documents with the SEC regarding the Proposed Merger. After the Form S-4 is declared effective by the SEC, the definitive Consent Statement/Proxy Statement/Prospectus will be mailed to Contango’s shareholders and Mid- Con’s unitholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND SHAREHOLDERS OF CONTANGO AND INVESTORS AND UNITHOLDERS OF MID-CON ARE URGED TO READ THE DEFINITIVE CONSENT STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Consent Statement/Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Contango or Mid-Con with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Contango at www.contango.com or by directing a request to Contango’s Investor Relations Department at investorrelations@contango.com or free of charge from Mid-Con at www.mceplp.com or by directing a request to Mid-Con’s Investor Relations Department at MSA.OwnerRelations@Contango.com. NO OFFER OR SOLICITATION This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 3Additional Information ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication may be deemed to be solicitation material in respect of the proposed merger (the “Proposed Merger”). The Proposed Merger will be submitted to Contango shareholders and Mid-Con unitholders for their consideration. Contango and Mid-Con intend to file a preliminary consent statement/proxy statement/prospectus (the “Consent Statement/Proxy Statement/Prospectus”) with the Securities and Exchange Commission (the “SEC”) in connection with the Partnership Unitholder Approval and the Contango Shareholder Approval (each as defined in the Merger Agreement) in connection with the Proposed Merger. Contango intends to file a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Consent Statement/Proxy Statement/Prospectus will be included as a prospectus. Contango and Mid-Con also intend to file other relevant documents with the SEC regarding the Proposed Merger. After the Form S-4 is declared effective by the SEC, the definitive Consent Statement/Proxy Statement/Prospectus will be mailed to Contango’s shareholders and Mid- Con’s unitholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND SHAREHOLDERS OF CONTANGO AND INVESTORS AND UNITHOLDERS OF MID-CON ARE URGED TO READ THE DEFINITIVE CONSENT STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Consent Statement/Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Contango or Mid-Con with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Contango at www.contango.com or by directing a request to Contango’s Investor Relations Department at investorrelations@contango.com or free of charge from Mid-Con at www.mceplp.com or by directing a request to Mid-Con’s Investor Relations Department at MSA.OwnerRelations@Contango.com. NO OFFER OR SOLICITATION This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. 3

Contango History and Highlights

Company History

1999
- Contango founded in 1999

2005
- Fayetteville Shale acquired for ~$10mm

2006 - 2010
- Offshore success of Eugene Island shallow water discovery including 10 wells that remain a major production source (53% of 4Q19A legacy MCF production excluding Will Energy and White Star)

2008
- Fayetteville Shale sold to Petrohawk and XTO for ~$300mm

2013
- Kenneth Peak medical leave of absence
- Merger with Crimson Exploration

2016
- Acquired 5,000 net acres in Pecos County ("Bullseye") and subsequently added an additional 1,700 net acres

2018
- John Goff and affiliates purchased 18.8% of MCF
- Wilkie Colyer, Jr. named CEO
- Completed $34.5m equity offering
- Acquired "Northeast Bullseye"

2019
- Closed $56.4mm public equity offering and new, JPM-led RCF
- Closed $22.1mm private placement equity offering
- Closed acquisitions of Will Energy ($23.0mm) and White Star ($132.5mm)
- Closed $53.4mm private placement equity offering
- Entered joint development agreement with Juneau Oil & Gas, LLC

2020
- Announced management services agreement with MCEP
- Announces merger with MCEP
- Acquisition of Project Silvertip assets
- Closed $39.7 private placement equity offering
- Closed $22.0 private placement equity offering

2021
- Expected Q1 closing of MCEP and Silvertip transactions

Contango Highlights

- ✓ Management and directors committing time and capital to transforming business (high insider ownership)
- ✓ Low management salaries and G&A
- ✓ Simple capital structure
- ✓ Focused on acquiring assets that are less desirable by many at attractive returns
- ✓ Proprietary relationships with lending banks and legal advisors that help Contango continue to evaluate potential opportunities
- ✓ Low PDP decline rate
- ✓ Low drilling requirements and lease expirations
- ✓ Expect to maintain positive free cash flow for 2021
- ✓ Highly supportive, value-based equity ownership

✓ Insiders' Incentives are Aligned with Shareholders

Note: Free cash flow is a non-GAAP measure which we define as cash flow from operations less capital expenditures..

Contango

4

Incentive Alignment – Equity Ownership High Insider Ownership Key Contango Insiders Insider Ownership Comparison % Common 30% (2) Management Title Outstanding CEO Wilkie S. Colyer, Jr. 0.62% 25% President W. Farley Dakan 2.05% 20% Chad Roller, PhD SVP, COO 0% Started July 2020 15% SVP, CFO E. Joseph Grady 0.13% 10% SVP, General Counsel & Chad McLawhorn 0% Secretary Started July 2020 5% % Common Directors Affiliation Outstanding (3) 0% John C. Goff Founder of Crescent Real 12 3456 789 10 MCF 21.6% Estate and Goff Capital CHAIRMAN (1) MCF vs Peers CEO of Contango Wilkie S. Colyer, Jr. 0.62% Previously CEO of Patara Oil B.A. Berilgen 0.065% & Gas Fmr. VP, CFO of Westport Res; Dir. of Cheniere and Lon McCain 0.071% Continental Resources President and CEO of Olympic Joseph J. Romano 0.081% Energy Partners Key Insider Ownership % ~24.6% Source: Public Filings 1) Peer group includes AMPY, BATL, BCEI, BRY, CDEV, CPE, ESTE, LPI, PVAC and SBOW 2) Excludes any and all unvested LTIPs 3) John C. Goff and affiliates are expected to own approximately 24.4% upon closing of MCEP merger 5Incentive Alignment – Equity Ownership High Insider Ownership Key Contango Insiders Insider Ownership Comparison % Common 30% (2) Management Title Outstanding CEO Wilkie S. Colyer, Jr. 0.62% 25% President W. Farley Dakan 2.05% 20% Chad Roller, PhD SVP, COO 0% Started July 2020 15% SVP, CFO E. Joseph Grady 0.13% 10% SVP, General Counsel & Chad McLawhorn 0% Secretary Started July 2020 5% % Common Directors Affiliation Outstanding (3) 0% John C. Goff Founder of Crescent Real 12 3456 789 10 MCF 21.6% Estate and Goff Capital CHAIRMAN (1) MCF vs Peers CEO of Contango Wilkie S. Colyer, Jr. 0.62% Previously CEO of Patara Oil B.A. Berilgen 0.065% & Gas Fmr. VP, CFO of Westport Res; Dir. of Cheniere and Lon McCain 0.071% Continental Resources President and CEO of Olympic Joseph J. Romano 0.081% Energy Partners Key Insider Ownership % ~24.6% Source: Public Filings 1) Peer group includes AMPY, BATL, BCEI, BRY, CDEV, CPE, ESTE, LPI, PVAC and SBOW 2) Excludes any and all unvested LTIPs 3) John C. Goff and affiliates are expected to own approximately 24.4% upon closing of MCEP merger 5

Incentive Alignment - Management Compensation

Low Management Salaries / G&A

Current Management Salaries

Position	Peer Group Avg (1)	Contango
CEO	$590k	**$300k**
President	$590k	**$250k**
CFO	$390k	**$400k**
COO	$400k	**$250k**
General Counsel	$360k	**$250k**

Recurring Cash G&A (2)



$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
1
2
MCF
3
4
5
6
7
8
9
10
Q3 2020 Recurring Cash G&A MCF vs Peers(1)

Compensation Philosophy

- Reduced Management's salaries compared to peer group
- Increased equity incentive
- Focused on Performance Stock Unit awards to further incentivize key employees
- Equity awards for all employees

Focus on Lean G&A

- Maintain a low G&A headcount with incoming acquisitions
- Reduce reliance on expensive software products and find other lower cost alternatives
- Rationalize office expenses

Source: Public Filings
1) Peer group includes AMPY, BATL, BCEI, BRY, CDEV, CPE, ESTE, LPI, PVAC and SBOW
2) Recurring Cash G&A means general and administrative expense less stock compensation and non-recurring expenses

Contango

6

Simple Capital Structure

Right-Sized Balance Sheet

Capital Source	% of Capitalization (1) Contango	Peer Group Avg	Other Info
✓ Senior Secured Revolving Credit Facility ("RCF")	13%	32%	• Sep 2024 Maturity • 9 Banks in RCF group
✗ Senior Notes / Bonds	0%	29%	• No intention or need to raise unsecured notes
✗ Preferred Equity	0%	0%	• Converted remaining preferred units Summer 2020
✓ Common Equity	87%	39%	• Using stock as currency for acquisitions • Incentivizing employee base with equity awards

Source: Public Filings

1) Market data as of January 11, 2021. Excludes impact of MCEP merger and Project Silvertip acquisition. Peer group includes AMPY, BATL, BCEI, BRY, CDEV, CPE, ESTE, LPI, PVAC and SBOW

Contango

7

Asset Profile Current & target asset base characteristics yield low capital needs and predictable cash flows through our robust hedging program Asset Profile Low Capital Intensity Low PDP Low Drilling Decline Requirement Minimal Reliance on Drill Bit Few Lease Positive Cash Flow PDP Heavy Expirations 8Asset Profile Current & target asset base characteristics yield low capital needs and predictable cash flows through our robust hedging program Asset Profile Low Capital Intensity Low PDP Low Drilling Decline Requirement Minimal Reliance on Drill Bit Few Lease Positive Cash Flow PDP Heavy Expirations 8

Focus on Growth via Acquisition More economic to buy reserves rather than develop them given the current market dislocation Use track record of underwriting, buying and managing distressed assets as a competitive advantage Leverage proprietary relationships with legal advisors, investment banks and lenders to source unique opportunities Opportunity Flexible mandate hyper-focused on value Set Underwrite and analyze PDP and upside potential, but focus on producing cash flow Optimize production post transaction with cost cutting, workovers, and targeted capital spending 9Focus on Growth via Acquisition More economic to buy reserves rather than develop them given the current market dislocation Use track record of underwriting, buying and managing distressed assets as a competitive advantage Leverage proprietary relationships with legal advisors, investment banks and lenders to source unique opportunities Opportunity Flexible mandate hyper-focused on value Set Underwrite and analyze PDP and upside potential, but focus on producing cash flow Optimize production post transaction with cost cutting, workovers, and targeted capital spending 9

Executing Our Plan: Central OK YE 2020 Preview

Central Oklahoma value gain due to LOE reductions

- ► Lease operating expenses (LOE) 48% lower than previous year prior to taking over operations
- ► LOE reduction is expected to result in >50% value increase in year over year value, or $41.7mm PV-10, for the Central Oklahoma region
- ► Year-end 2020 reserves for Central Oklahoma are expected to exceed year-end 2019 reserves when normalized to the same pricing



Gross Total Production Expenses ($mm/month)
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
$4.5
$2.9
48%
$1.5
Mar-19
Oct-19
Current



PV-10 ($mm)
120
100
80
60
40
20
-
$72.7
($13.8)
$2.5
$41.7
$103.1
Year-end 2019
Year Roll Forward
Revisions
LOE Reduction
Projected Year-end 2020

Values and reserves of Central Oklahoma properties prepared by William M. Cobb & Associates, the Company's independent third party petroleum engineering firm, using strip pricing at August 4, 2020. Actual year-end 2019 is as of December 31, 2019 and projected year-end 2020 is estimated as of December 31, 2020. See Appendix for more information.

Contango

10

Summary of Assets and Reserves January 2021 11 11Summary of Assets and Reserves January 2021 11 11

MCF Current Asset Overview

Map of Current Assets



Southern Delaware
Pecos Co.
NE Bullseye
Bullseye
Gulf of Mexico
Eugene Island 11
Various Prospects
Gulf of Mexico
Southern Delaware
Central Oklahoma
Western Anadarko
Other Onshore

Note: Additional assets in Kansas, Mississippi, Wyoming and Gulf Coast are not shown

Asset Area	Q2 2020 Net Production		Proved Reserves (2)	Proved PV-10 (2)	
	(MBoe/d)	% Liquids	MMBoe	$mm	%PDP
Gulf of Mexico	2.7	18%	5.8	$40.6	100%
Southern Delaware	0.9	94%	5.1	26.6	91%
Central Oklahoma	9.1	47%	21.1	72.7	96%
Western Anadarko	2.5	40%	7.9	29.2	100%
Other Onshore	0.9	60%	3.1	21.6	96%
Total	**16.1**	**44%**	**43.0**	**$190.7**	**97%**

Gulf of Mexico

- Stable production / cash flow base supported by active hedging program
- Shallow shelf position
  - Eugene Island situated in 13' of water
- 100% PDP
- Minimal incremental capex and total net P&A liabilities of < $9mm as of June 2020
- Significant upside opportunity via high impact exploratory prospects

Southern Delaware

- ~7,700 net operated acres within premier U.S. onshore play
  - Bullseye: ~5,700 net; NE Bullseye: ~2,000 net
- Acreage materially de-risked from recent development by Contango and offset operators
- 6 gross wells (2.25 net) to drill in 2021 to fully HBP acreage
  - Represents majority of PUD value and capital requirements
- Targeting WC A, WC B; prospective for Bone Spring
- Midstream integration / optionality – 18.5 miles of water pipeline and 2 active SWDs

Central Oklahoma

- ~265,000 net acres; long-life, low decline assets with infrastructure
  - 93% HBP / 84% operated (1)
  - Average WI: ~69% (1) / Average NRI: ~56% (1)
- Multiple target zones focused in the STACK and Cherokee Platform formations

Western Anadarko

- ~122,000 net acres; long-life, low decline assets
  - 95% HBP / ~81% operated (1)
  - Average WI: ~74% (1) / Average NRI: ~64% (1)
- Low-risk upside potential

1) Figures are for operated, held by production acreage.
2) Net proved reserves and PV-10 are as of 12/31/2019 using strip pricing as of 8/4/2020; excludes reserves associated with ~37% interest in Exaro. PV-10 is a non-GAAP measure. See Appendix for more information.

Contango

12

Mid-Con Energy Partners, LP ("MCEP") Asset Overview

Map of Current Assets



Pine Tree Unit
13,000 acre waterflood development
Oklahoma
Wyoming

Asset Area	Q2 2020 Net Production (MBoe/d)	% Liquids	Proved Reserves [1] MMBoe	Proved PV-10 [1] $mm	%PDP
Oklahoma	2.5	*93%*	17.7	128.3	*91%*
Wyoming	0.3	*90%*	6.2	45.5	*29%*
Total	**2.8**	***93%***	**23.9**	**$173.9**	***74%***

Mid-Con Energy Partners, LP (MCEP) Merger Agreement

- On October 26th MCF announced a strategic merger with MCEP. The closing is scheduled to occur January 21, 2021

MCEP – Low Decline Asset Base

- Achieved significant debt paydown since 2015 through a series of strategic transactions
- Asset base is stable and low-decline
- Low capex development projects in WY and OK with material reserves and attractive economic returns

Oklahoma

- Mature production with high cash flow margins and low production decline
- Track record of successful low-cost waterflood redevelopments generating significant free cash flow and reserves (e.g. Cleveland Field Unit)
- Multiple Cleveland formation waterflood redevelopment opportunities in Central Oklahoma with significant upside

Wyoming

- Mature production with low overall production declines in the Big Horn and Powder River basins
- Large waterflood units with immense scale offering significant redevelopment opportunities
- Pine Tree is large 13,000 acre waterflood development requiring low capex to establish significant PDP value in the near term

Note: Figures are for operated, held by production acerage.
1) Net proved reserves and PV-10 are as of 12/31/2019 using strip pricing as of 8/4/2020. PV-10 is a non-GAAP measure. See Appendix for more information.

Contango
13

Project Silvertip Current Asset Overview

Map of Current Assets



Powder River Basin
Big Horn Basin
Permian Basin
Texas
New Mexico
Wyoming
Montana

Asset Highlights

- Closing scheduled for February 1, 2021
- ~182,000 net acres; Significant operational control and 100% HBP
- Expands on pro-forma Wyoming footprint and establishes solid position of conventional, vertical production in the Permian Basin
- Adds sizable incremental volumes of long-life, low-decline PDP to existing portfolio
  - Current total production volumes are >55% liquids; oily Big Horn and Permian assets are >72% liquids
- The Elk Basin Field in Wyoming provides access to significant resources in place
  - Over 1 billion barrels of estimated original oil in place
  - Cumulative production to date is over 500mmbo
  - Production from multiple formations on a large structure
- Recent vertical development in Red Lake area of the Northwest Shelf (Permian)
  - Benefit of new wellbores for future waterflood developments
  - Potential behind pipe targets and operational optimizations

Asset Area	Q2 2020 Net Production		Proved Reserves	Proved PV-10	
	(MBoe/d)	*% Liquids*	MMBoe	$mm	% PDP
Permian	3.4	*65%*	7.0		*100%*
Big Horn	1.9	*96%*	9.5		*100%*
Powder River Basin	1.7	*0%*	1.8		*100%*
Total	**7.0**	***57%***	**18.3**	**$130.3**	***100%***

Note: Figures are for operated, held by production acreage. Source: Undisclosed Seller.

1) Net proved reserves for Project Silvertip are unaudited estimates prepared by Undisclosed Seller as of 11/1/2020 using strip pricing as of 8/4/2020. PV-10 is a non-GAAP measure. See Appendix for more information.

Contango

14

Estimated Pro Forma Asset Overview

Asset Map



Contango
Mid-Con
Project Silvertip
Overlapping Acreage
Offshore Prospects

Note: Additional Contango assets in Kansas, Mississippi, and Gulf Coast are not shown

Asset and Operating Comparison

Summary Metrics	MCF	MCEP	Project Silvertip	Est. Pro Forma
Proved Reserves (MMBoe) (1)	43.0	23.9	18.3	85.2
Proved PV-10 ($mm) (1)	$190.7	$173.9	$130.3	$494.9
Total Debt / EBITDAX (2)	1.09x	6.89x	1.80x	1.86x (3)
RCF Maturity Date	9/17/2024	5/1/2021	N/A	9/17/2024

Current and Pro Forma Reserve Mix



MCF
48.2%
51.8%
43.0 MMBoe
MCEP
2.7%
97.3%
23.9 MMBoe
Project Silvertip
22.6%
77.4%
18.3 MMBoe
Est Pro Forma
29.9%
70.1%
85.2 MMBoe
Liquids
Gas

1) Net proved reserves for MCF and MCEP are as of 12/31/2019 using strip pricing as of 8/4/2020 and exclude reserves associated with ~37% interest in Exaro. Net proved reserves for Project Silvertip are unaudited estimates prepared by Undisclosed Seller as of 11/1/2020 using strip pricing as of 8/4/2020. PV-10 is a non-GAAP measure. See Appendix for more information.
2) Total debt as of 9/30/2020 and excludes debt associated with PPP loans; MCF & MCEP EBITDAX based on Q1 2020A Adjusted EBITDAX. Silvertip EBITDAX based on Jan and Feb 2020A Adjusted EBTIDAX. EBITDAX is a non-GAAP measure. See Appendix for more information. Debt assumed in Silvertip transaction defined as $58 million purchase price less $22 million of equity capital raised in the private placement.
3) Includes ~$1.9mm in expected annual synergies from the MCF and MCEP merger.

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Estimated Pro Forma 1P Reserves – 8/4/2020 NYMEX Strip Pricing

	Total 1P Reserves				
	Oil (MMBbl)	Gas (Bcf)	NGL (MMBbl)	Total (MMBoe)	PV-10 ($mm)
Proved Developed Producing (PDP)	38.5	149.1	12.7	76.1	$446.2
Proved Developed Non-Producing (PDNP)	0.1	0.7	0.0	0.2	$1.8
Proved Undeveloped (PUD)	8.0	3.2	0.4	8.9	$46.9
Total Proved Reserves (1P)	**46.6**	**153.0**	**13.1**	**85.2**	**$494.9**

Total 1P Mix



15%
30%
55%
Oil
Gas
NGL

Total MMBoe: 92.9

Total 1P PV-10 by Category



0%
10%
90%
PDP
PDNP
PUD

Total PV-10: $494.9mm

Total 1P PV-10 by Area



35%
39%
26%
MCF
MCEP
Project Silvertip

Total PV-10: $494.9mm

Note: Net proved reserves for MCEF and MCEP are as of 12/31/2019 using strip pricing as of 8/4/2020 and exclude reserves associated with ~37% interest in Exaro. Net proved reserves for Project Silvertip are unaudited estimates prepared by Undisclosed Seller as of 11/1/2020 using strip pricing as of 8/4/2020. PV-10 is a non-GAAP measure. See Appendix for more information.

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PV-10 Definition

PV-10 is a non-GAAP financial measure and represents the present value, discounted at 10% per year, of estimated future cash inflows from proved natural gas and crude oil reserves, less future development and production costs using pricing assumptions in effect at the end of the period. PV-10 differs from Standardized Measure because it does not include the effects of income taxes on future net revenues. Neither PV-10 nor Standardized Measure represents an estimate of fair market value of our natural gas and crude oil properties. PV-10 is used by the industry and by our management as an arbitrary reserve asset value measure to compare against past reserve bases and the reserve bases of other business entities that are not dependent on the taxpaying status of the entity.

For purposes of the following table, proved reserves and PV-10 as of December 31, 2019 is calculated using SEC pricing. The following table provides a reconciliation of our Standardized Measure to PV-10 (in millions):

Reconciliation of SEC PV-10 and Adjusted PV-10 (non-GAAP) – Proved Reserves

	December 31, 2019		
	MCF	MCEP	Pro Forma
	(in millions)	*(in millions)*	*(in millions)*
Standardized measure of future discounted cash flows (proved reserves)	$ 257.8	$ 241.2	$ 499.0
Add: Present value of future income taxes attributable to proved reserves discounted at 10% [1]	28.7	-	28.7
SEC PV-10 - Proved reserves	$ 286.6	$ 241.2	$ 527.8
Less: Adjustment for strip pricing as of August 4, 2020 for proved reserves	(95.9)	(71.3)	(167.1)
Add: Other Adjustments [2]	-	4.0	4.0
Adjusted PV-10 of proved reserves	$ 190.7	$ 173.9	$ 364.6

A reconciliation of PV-10 for the Undisclosed Seller Assets or the pro forma combined company to standardized measure is unavailable to Contango without unreasonable effort. Contango is not able to provide a quantitative reconciliation because certain items required for such reconciliation are not available to and/or cannot be reasonably determined.

1) No future income taxes are computed for MCEP, because it's a non-taxable entity
2) Timing differences and other

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Reserves Disclaimer

Reserves Disclaimer

The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves, which are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions (using unweighted average 12-month first day of the month prices), operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. In this presentation, we use the terms "proved reserves," "proved developed producing (PDP)", "proved developed non-producing (PDNP)", "proved undeveloped (PUD)", "upside", and other descriptions of volumes of hydrocarbons potentially recoverable, through additional drilling or recovery techniques. None of the estimates contained in this release conform to SEC guidelines and were estimated under different pricing assumptions than the unweighted average 12-month first day of the month prices.

All Contango reserves at December 31, 2019, were prepared by William M. Cobb & Associates, the Company's independent third party petroleum engineering firm. Information regarding MCEP and the Undisclosed Seller Assets reserves was based on information provided, and representations made, by MCEP or Undisclosed Seller, respectively, and Contango disclaims any responsibility for its accuracy. Strip Pricing at August 4, 2020 is as follows:

Yearly Average		
Year	WTI	HH
2020	$41.83	$2.30
2021	$43.85	$2.77
2022	$45.19	$2.55
2023	$46.11	$2.46
2024	$46.98	$2.50
2025	$47.95	$2.58
2026	$49.02	$2.65
2027	$50.12	$2.70
2028	$51.23	$2.78
2029	$52.33	$2.90

This presentation includes reserves information pro forma for the Combined Company. Contango did not construct a consolidated reserves report of the Combined Company and did not engage an independent reserves engineer to produce such a report. The MCEP and the Undisclosed Seller Assets reserves are based on the MCEP or Undisclosed Seller development plan, which may differ from the plan that would be adopted by the combined company. Therefore, the pro forma reserves information and results of the Combined Company shown in this presentation are not necessarily indicative of actual future results of the Combined Company and such actual results may differ materially.

Estimates of proved reserves disclosed in this presentation should be read together with the estimates of proved reserves that have been prepared in accordance with applicable SEC regulations and included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019.

Non-GAAP Financial Measures

This presentation includes the non-GAAP financial measures, EBITDAX and PV-10. EBITDAX represents net income (loss) before interest expense, taxes, depreciation, depletion and amortization, and oil and gas exploration expenses. We have included EBITDAX. We believe EBITDAX is an important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and therefore highlights trends in our core business that may not otherwise be apparent when relying solely on GAAP financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDAX in the evaluation of companies, many of which present EBITDAX when reporting their results.

A reconciliation of EBITDAX, for Mid-Con, for Silvertip, or pro forma for Mid-Con, to net income (loss) is unavailable to Contango without unreasonable effort. Contango is not able to provide a quantitative reconciliation because certain items required for such reconciliation are outside of the company's control and/or cannot be reasonably determined.

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